UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NVE Corporation

(Name of Issuer)

Common Stock (par value $0.01)

(Title of Class of Securities)

629445206

(CUSIP Number)

Lawrence A. Oberman

Trigran Investments, Inc.

630 Dundee Road

Suite 230

Northbrook, IL 60062

847-656-1640

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629445206

1.	Names of Reporting Persons Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 459,831

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 459,831

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,831

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 9.5% as of July 9, 2014 (based on 4,851,043 shares of Common Stock issued and outstanding as of May 2, 2014, per NVE Corporation Form 10-K dated June 6, 2014).

14.	Type of Reporting Person (See Instructions) IA/CO

CUSIP No. 629445206

1.	Names of Reporting Persons Trigran Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 275,737

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 275,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 5.7% as of July 9, 2014 (based on 4,851,043 shares of Common Stock issued and outstanding as of May 2, 2014, per NVE Corporation Form 10-K dated June 6, 2014).

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 629445206

1.	Names of Reporting Persons Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 459,831

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 459,831

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,831

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 9.5% as of July 9, 2014 (based on 4,851,043 shares of Common Stock issued and outstanding as of May 2, 2014, per NVE Corporation Form 10-K dated June 6, 2014).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 459,831

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 459,831

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,831

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 9.5% as of July 9, 2014 (based on 4,851,043 shares of Common Stock issued and outstanding as of May 2, 2014, per NVE Corporation Form 10-K dated June 6, 2014).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 459,831

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 459,831

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,831

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 9.5% as of July 9, 2014 (based on 4,851,043 shares of Common Stock issued and outstanding as of May 2, 2014, per NVE Corporation Form 10-K dated June 6, 2014).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Bradley F. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 459,831

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 459,831

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,831

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 9.5% as of July 9, 2014 (based on 4,851,043 shares of Common Stock issued and outstanding as of May 2, 2014, per NVE Corporation Form 10-K dated June 6, 2014).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

Item 1.                          Security and Issuer

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed on May 28, 2013, in connection with the parties and matters referenced herein, with respect to the common stock (par value $0.01) (the “Common Stock”) of NVE Corporation (the “Issuer”), whose principal executive offices are located at 11409 Valley View Road, Eden Prairie, Minnesota 55344.  Any capitalized terms used and not defined in this Amendment 1 shall have the meanings set forth in the original Schedule 13D to which this Amendment 1 relates (the “Original Schedule 13D”).  Only those items that are reported herein are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 3.                          Source and Amount of Funds or Other Consideration

Funds for the purchase of the Common Stock were derived from the working investment capital of the Funds and the Managed Accounts.  A total of $17,215,387 was paid to acquire all of the shares of Common Stock reported herein as follows: Trigran Investments, L.P. acquired 275,737 shares of Common Stock at a total cost of $10,069,848; Trigran Investments, L.P. II acquired 157,757 shares of Common Stock at a total cost of $5,793,748 and the Managed Accounts acquired 26,337 shares of Common Stock at a total cost of $1,351,791.

The Common Stock was acquired in the ordinary course of the Funds’ and Managed Accounts’ investment activities and is held by each of the foregoing in separate accounts maintained for each of them by their respective prime brokers.  While the Funds’ and Managed Accounts’ agreements with their respective prime brokers permit such prime brokers to extend margin credit to the Funds and Managed Accounts as and when required to open or carry positions in the accounts, subject to applicable federal margin regulations, stock exchange rules and the prime broker’s credit policies, none of the Funds or Managed Accounts purchased any of the shares of Common Stock on margin.

Item 4.                          Purpose of Transaction

Since the filing of the Original Schedule 13D, the Reporting Persons have purchased and sold shares of Common Stock for investment purposes in the ordinary course of their investment activities and not with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  All of the information set forth in the response to Item 4 of the Original Schedule 13D otherwise remains in full force and effect and is incorporated by reference herein.

Item 5.                          Interest in Securities of the Issuer

(a)-(b)              Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person.

(c)                                  In the sixty days prior to the date of filing of this Schedule 13D, the Reporting Persons purchased shares of the Issuer’s Common Stock in open market transactions.  A list of those transactions is provided below.  Other than as described herein, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of any Reporting Person, has engaged in any transaction during the past 60 days in any shares of the Issuer’s Common Stock.

Transaction Date	Number of Shares Purchased	Price per share
7/01/2014	2,500	56.188	*
7/03/2014	302	55.63
7/08/2014	7,588	54.434	**

* The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $56.18 to $56.19, inclusive.  The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

** The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $54.25 to $54.57, inclusive.  The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

(d)                                 Owners of certain Managed Accounts have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer held in those accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13D relates.

(e)                                  Not applicable.

CUSIP No. 629445206

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 28, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D (including any and all amendments thereto) with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached to the Original 13D as Exhibit 99.1 and is incorporated by reference herein.

Item 7.                          Material to be Filed as Exhibits

The Joint Filing Agreement filed as Exhibit 99.1 to the Original Schedule 13D is incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of July, 2014

TRIGRAN INVESTMENTS, INC.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.

TRIGRAN INVESTMENTS, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

/s/ Bradley F. Simon
Bradley F. Simon